AT COMM CORPORATION

                                January 18, 2002


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406
Attn:  Barbara C. Jacobs, Assistant Director

         Re:      At Comm Corporation
                  Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-61818)

Dear Ms. Jacobs:

     At Comm Corporation (the "Company") hereby requests to withdraw its Registration Statement on Form S-3 (File No. 333-61818) (the "Registration Statement") filed with the Commission on May 29, 2001, pursuant to Rule 477 under the Securities Act of 1933, as amended.

     On August 15, 2001, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The Company has elected to preserve its limited resources by withdrawing the Registration Statement rather than expending further funds to register for resale the shares referred to in the Registration Statement. No securities were sold in connection with the offering. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

     Please do not hesitate to contact Thomas C. Klein or John T. McFarland of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 493-9300 with any questions you may have regarding the Registration Statement.



                                       Very truly yours,

                                       AT COMM CORPORATION


                                       By: /s/ William H. Welling
                                           -------------------------------------
                                           William H. Welling
                                           Chairman and Chief Executive Officer

                2041 PIONEER COURT, SUITE 204 o SAN MATEO o 94403
                     Phone: 650-375-8188 o Fax: 650-342-1139